QuickLinks -- Click here to rapidly navigate through this document

Exhibit 12.2

Gables Residential Trust
Calculation of Ratios of Earnings to Combined Fixed Charges and Preferred Dividends
Dollars in Thousands

		Years ended December 31,
	Three Months Ended March 31, 2003
		2002	2001	2000	1999	1998
Earnings:
Income from continuing operations before equity in income of joint ventures, gain on sale and minority interest	$8,234	$39,068	$43,283	$55,712	$55,641	$42,986
Add:
Gain on sale of previously depreciated operating real estate assets	—	17,906	34,110	28,622	9,166	—
Gain on sale of land and development rights	—	2,100	3,220	845	(252)	—
Distributions from unconsolidated joint ventures	418	12,425	1,703	1,432	349	408
Fixed charges (see below)	15,989	65,227	67,832	68,505	66,165	59,367
Subtract:
Interest capitalized	2,103	8,875	8,844	8,858	7,725	8,737
Loan cost amortization capitalized	61	229	204	196	192	227
Preferred dividends	1,922	11,131	14,083	14,083	14,083	10,252

Total earnings(1)	$20,555	$116,491	$127,017	$131,979	$109,069	$83,545
Fixed charges:
Interest expense and credit enhancement fees	11,479	43,656	43,663	44,473	43,246	39,167
Interest capitalized	2,103	8,875	8,844	8,858	7,725	8,737
Loan cost amortization expense	424	1,336	1,038	895	919	984
Loan cost amortization capitalized	61	229	204	196	192	227
Preferred dividends	1,922	11,131	14,083	14,083	14,083	10,252

Total fixed charges(2)	$15,989	$65,227	$67,832	$68,505	$66,165	$59,367
Ratio (1 divided by 2)	1.29x	1.79x	1.87x	1.93x	1.65x	1.41x

QuickLinks

  Exhibit 12.2
Gables Residential Trust Calculation of Ratios of Earnings to Combined Fixed Charges and Preferred Dividends Dollars in Thousands